S ... ON

16021849

SEC Mail Processing Section SEP 13 2016

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 67447

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JULY 1, 2015 (MM/DD/YY) AND ENDING JUNE 30, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VISION FINANCIAL MARKETS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 HIGH RIDGE PARK SUITE 100
(No. and Street)

STAMFORD	CT	06905
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HOWARD ROTHMAN — (203)388-2660 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF O'CONNOR DAVIES, LLP
(Name – *if individual, state last, first, middle name*)

665 FIFTH AVENUE	NEW YORK	NY	10022
(Address)	(City)	(State)	(Zip Code)

RECEIVED 2016 SEP 13 PM 1:35 SEC / TM

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, HOWARD ROTHMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VISION FINANCIAL MARKETS LLC, as of JUNE 30, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kristen Riolo
My Commission Expires 04/30/2019
Notary Public
State of Connecticut

Signature

MANAGING MEMBER

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PKF O'CONNOR DAVIES
ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Vision Financial Markets LLC

We have audited the accompanying statement of financial condition of Vision Financial Markets LLC (the "Company") as of June 30, 2016, and the related notes to the statement of financial condition. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of the Company as of June 30, 2016 in accordance with accounting principles generally accepted in the United States of America.

As more fully described in Note 9, *Contingencies and Guarantees*, the Company is a contingent party to a bankruptcy proceeding of which the ultimate outcome cannot be determined at this time.

PKF O'Connor Davies, LLP

September 12, 2016

PKF O'CONNOR DAVIES, LLP
665 Fifth Avenue, New York, NY 10022 | Tel: 212.867.8000 or 212.286.2600 | Fax: 212.286.4080 | www.pkfod.com

VISION FINANCIAL MARKETS LLC
Statement of Financial Condition
June 30, 2016

ASSETS	
Cash and cash equivalents	$ 4,707,059
Cash and cash equivalents segregated under federal and other regulations	42,064,544
Total cash and cash equivalents	46,771,603
Securities owned, at fair value (pledged $17,000,199 as collateral)	95,066,219
Receivable from futures commission merchant (cash of $1,687,267)	1,687,267
Receivable from and deposit with clearing organizations (cash of $22,043,153)	22,043,153
Receivable from customers	2,764,915
Receivable from non-customers	49,874
Securities borrowed	156,226,337
Exchange memberships, at cost (fair value $195,000)	166,100
Secured demand notes	16,510,000
Accrued interest and dividends receivable	693,106
Receivable from affiliates	90,978
Other assets	745,119
TOTAL ASSETS	$ 342,814,671
LIABILITIES AND MEMBERS' EQUITY	
Payable to customers	$ 49,389,317
Payable to brokers or dealers and clearing organizations	6,571,144
Payable to non-customers	7,235,089
Securities sold under agreements to repurchase	1,708,000
Bank loan payable	373,228
Securities sold, not yet purchased, at fair value	9,568,175
Securities loaned	220,189,070
Cash collateral on secured demand notes	6,443,514
Accounts payable, accrued expenses and other	14,622,504
TOTAL LIABILITIES	316,100,041
Liabilities subordinated to the claims of general creditors	16,610,000
Members' equity	10,104,630
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 342,814,671

The accompanying notes are an integral part of these financial statements.

VISION FINANCIAL MARKETS LLC
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2016

NOTE 1. ORGANIZATION OF BUSINESS

Vision Financial Markets LLC (the "Company"), is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer operating on a self-clearing basis. The Company's primary self-regulator (designated examining authority) is the Financial Industry Regulatory Authority ("FINRA"). As a broker dealer, the Company is a member of BATS Global Markets and other US Stock and Option Exchanges. It is a clearing member of the Options Clearing Corporation and is a clearing participant of the Depository Trust Company ("DTC"). The Company is also a member of the Municipal Securities Rulemaking Board ("MSRB").

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Revenue Recognition

Commission and fee revenues primarily arise from agency transactions in listed equity and fixed income securities, sales of mutual funds, and options. Commission and fee revenues are recognized in the accounts on trade date. The Company also earns income from stock loan rebates from the lenders of securities to the Company who reinvest the cash collateral pledged by the Company. In the case of non-cash collateral, including equities, corporate bonds and other products, a fee is charged to the Company by the lender of the securities. These fees are an offset to the stock rebates.

Investment Valuation and Income Recognition

Securities Owned and Securities Sold Not Yet Purchased are carried at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is reported on the accrual basis and dividends are recorded on the ex-dividend date. Realized and unrealized gains and losses on investments are included in the determination of securities trading income.

Deposits with Clearing Organizations

Deposits with clearing organizations represent cash deposited with central clearing agencies for the purposes of supporting clearing and settlement activities. Customer collateral pledged is not reflected on the Statement of Financial Condition.

Foreign Currency Transactions

Realized and unrealized gains and losses resulting from foreign currency transactions are included in net income.

Fair Value Measurement – Definition and Hierarchy

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures* establishes a classification hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are those that market participants would use in pricing the

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are those that reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability based on the best information available in the circumstances. The classification hierarchy is broken down into three levels:

Level 1 – Fair value measurements based on quoted prices in active markets for identical assets or liabilities that the Company has access to and are not adjusted.

Level 2 – Fair value measurements based on inputs that are observable, both directly and indirectly, for instruments in markets that are not active (including those that are "thinly traded") or have restrictions on their resale. Level 2 inputs include quoted prices for similar assets and liabilities that are in active markets, "as if" conversions for constrained instruments, discounts for trading volume constraints and others such as interest rates and yield curves that are obtainable at common intervals.

Level 3 – Fair value measurements based on valuation techniques that use significant inputs that are unobservable. Unobservable Level 3 inputs include commonly used pricing models, the Company's internally developed data and assumptions for valuation methodology and other information used by the Company to assist in exercising judgment for instruments that fall into this level.

The availability of observable inputs can vary from instrument to instrument and is affected by a wide variety of factors. This includes the type of instrument, whether the instrument is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the instrument is reported in the lowest level that has a significant input. Even when inputs are not observable, the Company's own assumptions and methodologies are established to reflect those that market participants would use in pricing the asset or liability at the measurement date. In addition, during periods of market dislocation, the observability of inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified to a lower level within the fair value hierarchy.

<u>Income Taxes</u>
No federal, state or local income taxes have been provided on profits of the Company since the members are individually liable for the taxes on their share of the Company's income or loss. The Company is, however, subject to the New York City Unincorporated Business Tax and the Illinois Replacement Tax.

The Company accounts for income taxes under the FASB ASC 740, *Income Taxes*, which provides guidance related to the evaluation of uncertain tax positions. ASC 740 requires that management evaluate whether a tax position of the Company is "more-likely-than-not" to be

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

sustained upon examination by the applicable taxing authority, including resolutions of any related appeals or litigation process, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Derecognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce members' capital.

Based on its analysis, management has concluded that no liability for unrecognized tax exposures should be recorded related to uncertain tax positions, including consideration of penalties and interest, for open tax years 2013, 2014, and 2015, or expected to be taken on the Company's 2016 tax returns. Management's conclusions regarding the Company's uncertain tax positions may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. Management does not expect that the total amount of unrecognized tax benefit will materially change over the next twelve months.

Cash and Cash Equivalents

For the purpose of reporting cash flows, cash and cash equivalents are defined as segregated and non-segregated cash. The Company considers non-FDIC covered money-market funds to be cash equivalents. The Company maintains its cash and cash equivalents at highly accredited financial institutions with balances that, at times, may exceed federally insured limits.

Customer receivables and payables

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables.

Other Assets

Other Assets are comprised of receivables generated in the normal course of business, including investment in DTCC and rent security deposits.

Use of Estimates in Financial Statements

Management makes estimates and assumptions in determining the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3. ASSETS SEGREGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934(SEA) AND REGULATIONS THEREUNDER

The Company is required to separately account for and segregate all assets held for the benefit of customers, as defined by the SEA, in connection with transactions in securities. At June 30, 2016, segregated assets included in the statement of financial condition were as follows:

Cash and cash equivalents	$ 39,307,808

Assets in segregation exceeded the segregation requirements by $2,815,050 after considering the withdrawal made within the allowable time frame on July 1, 2016.
Also included in Cash and cash equivalents- Segregated in statement of financial condition was $2,756,736 held in PAB Reserve Bank Accounts.

NOTE 4. SUBORDINATED LIABILITIES

The Company has subordinated loans totaling $16,610,000, consisting of cash subordinations of $100,000 (bearing interest at 6% per annum) and secured demand note agreements of $16,510,000 (bearing interest at 3% to 9.15% per annum), all of which mature as follows:

	Subordinated loans		
	Cash	Pursuant to secured demand note agreements	Total
Years ending June 30,			
2017	$ 100,000	$ 14,035,000	$ 14,135,000
2018	-	1,500,000	1,500,000
2019	-	250,000	250,000
Thereafter	-	725,000	725,000
	$ 100,000	$ 16,510,000	$ 16,610,000

Subordinated loans pursuant to secured demand note agreements in the amount of $1,975,000 meet the definition of equity subordinations.
These borrowings are subordinated to the claims of general creditors, have been approved by FINRA and are available in computing adjusted net capital under the SEA Rule 15c3-1. Subordinated borrowings may only be repaid if, after giving effect to such repayment, the Company meets the SEA Rule 15c3-1 capital regulations governing the withdrawal of subordinated debt.

NOTE 5. OPERATING AGREEMENT

The Company currently has four classes of membership: Class A Common (owned 100% by the Managing Members), Class A Preferred (owned by entities that also have outstanding subordinated debt that is considered equity subordinations), Class B Common (currently reserved and not issued) and Class B Preferred (currently reserved and not issued).

The Class A and B Preferred membership interests receive an allocation of income solely based on their individual unit investments at a stated rate of interest. Residual income, after allocation of the preferred membership interests, is credited to the Managing Members.
The Company will continue in perpetuity or at the occurrence of any of the events described in the Operating Agreement.

NOTE 6. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to SEA Rule 15c3-1, the Uniform Net Capital Rule. The Company has elected the alternative standard which requires the maintenance of minimum net capital equal to the greater of 2% of combined aggregate debit items, as defined, or $250,000. In addition, this Rule may limit the amount of equity capital that can be withdrawn by its members. At June 30, 2016, the Company's net capital of $17,882,570, calculated under SEA Rule 15c3-1, was $17,542,301 in excess of its minimum requirement of $340,269.

NOTE 7. FAIR VALUE MEASUREMENTS

The Company's recurring assets and liabilities recorded at fair value are categorized below based upon a fair value hierarchy in accordance with ASC 820 at June 30, 2016. See Note 2 for a definition and discussion of the Company's policies regarding this hierarchy.

Assets	Level 1	Level 2	Total
Securities owned at fair value			
Equities	$ 43,775,894	$ -	$ 43,775,894
Corporate Debt	-	43,994,220	43,994,220
Options	6,967,125	-	6,967,125
Municipal Debt	-	328,980	328,980
	$ 50,743,019	$ 44,323,200	$ 95,066,219
Long option value on futures contracts (included in receivables from futures commission merchant)	11,287	-	11,287
	$ 50,754,306	$ 44,323,200	$ 95,077,506

Liabilities	Level 1	Level 2	Total
Securities sold, not yet purchased at fair value			
Equities	$ 2,396,565	$ -	$ 2,396,565
Options	7,171,610	-	7,171,610
	$ 9,568,175	$ -	$ 9,568,175
Short options value on futures contracts (included in receivables from futures commission merchant)	13,517	-	13,517
	$ 9,581,692	$ -	$ 9,581,692

Fair Value of Short-Term Financial Instruments

The carrying amount of cash and cash equivalents; receivables/payables from customers and non-customers; receivables from brokers, dealers, and clearing organizations; payables to brokers, dealers, and clearing organizations; subordinated loans/secured demand notes; securities sold under agreements to repurchase; short-term borrowings; and accrued expenses approximate fair value because of the short maturity of these financial instruments. Additionally, the commitments (e.g., unused line of credit) will be funded at current market rates if drawn upon. Accordingly, the fair value of such commitments is considered to be the same as the commitment amount.

NOTE 7. FAIR VALUE MEASUREMENTS (continued)

Securities Borrowed

The Company borrows securities from other broker-dealers to make deliveries or to facilitate customer short sales. Securities borrowed are accounted for as collateralized financings and are recorded at contract value, representing the amount of cash provided for securities borrowed transactions (generally in excess of market values). The adequacy of the collateral deposited for securities borrowed is continuously monitored and adjusted when considered necessary to minimize the risk associated with this activity. As of June 30, 2016, the contract and collateral market value of borrowed securities was $156.1 million and $152.9 million respectively.

NOTE 8. RELATED PARTY TRANSACTIONS

Administrative and Operating Expenses

Certain costs attributable to the Company's operations are paid by an affiliated entity and are reimbursed by the Company. Expenses allocated to the Company are for administrative and other operating costs. The amount paid for these services to the affiliate was $20,000 for the year ended June 30, 2016. There was $0 payable to the affiliate at June 30, 2016.

Customer commissions

Included in commission revenue are commissions earned on the securities accounts of management and employees.

Due From Affiliated Companies

The Company provides monthly administrative staff and office expenses to an affiliate- Vision Brokerage Services LLC - for which it charges $9,000 per month. At June 30, 2016, the Company was owed $34 by this affiliate.

The Company shares certain personnel, office space, and provides certain hardware, software, and technology solutions for an affiliate –High Ridge Futures LLC. The amount paid to the company by the affiliate was $615,172 for the year ended June 30, 2016. At June 30, 2016, the company was owed $84,063 by the affiliate.

The Company pays certain employee-related expenses for an affiliate –High Ridge Holding Company – and is reimbursed 100%. At June 30, 2016, the Company was owed $4,497 by this affiliate.

The Company pays certain employee-related expenses for an affiliate –Vision Investment Advisors LLC – and is reimbursed 100%. During 2016, total reimbursements were $15,300 and the Company was owed $2,384 by this affiliate at June 30, 2016.

Subordinated Liabilities

At June 30, 2016, the Company owed $10,085,000 of subordinated liabilities to related parties. During the year ended June 30, 2016, approximately $564,128 of interest was paid on these subordinated liabilities.

NOTE 9. CONTINGENCIES AND GUARANTEES

In the normal course of business, the Company is subject to various lawsuits, including civil litigation, arbitration and reparation proceedings relating to its introducing brokers' and customers' activities. Management is of the opinion that the ultimate liability, if any, resulting from any pending actions or proceedings will not have a material negative effect on the financial position or results of operations of the Company.

The Company is a contingent party to a bankruptcy proceeding pursuant to which a judgement favorable to the Company was issued in January 2016. As a result of the judgment and subsequent settlement, the Company's liability for a possible claw-back of proceeds received in connection with a payout of investment balances has been down-sized. The Company had previously provided a reserve for an amount that management believed to approximate its maximum exposure. As a result of the favorable judgment in January 2016, Management has significantly reduced the reserve amount in accord with the decreased exposure and accordingly has recognized a gain of $1,636,781 in the 2016 statement of operations. Management plans to continue to closely monitor this action and re-assess the reserve as the distributions related to the bankruptcy are finalized. Management is of the opinion that the ultimate liability, if any, resulting from any pending actions or proceedings will not have a material negative effect on the financial position or results of operations of the Company. The remaining reserve at June 30, 2016 is approximately $12,000,000 and is included on the accompanying statement of financial condition in accounts payable, accrued expenses, and other.

NOTE 10. LEASE COMMITMENTS

The Company has three leases for office space as of June 30, 2016 with the following expirations: one in October 2016, one May 2019, and one January 2023. The leases include base rent and the tenants' pro rata share of operating expenses and taxes. Minimum annual rental payments subject to escalation, net of future reimbursement of $725,246 from High Ridge Futures LLC, are as follows:

Year ending June 30,	
2017	$ 386,410
2018	328,096
2019	312,148
2020	136,704
2021	136,704
2022	136,704
2023	73,289
	$ 1,510,055

Rent expense incurred for the year ended June 30, 2016 was $168,250, net of High Ridge Futures LLC reimbursement.

NOTE 11. EMPLOYEE BENEFIT PLAN

The Company sponsors a savings plan under section 401(k) of the Internal Revenue Code. All eligible employees, as defined, may elect to contribute to the plan and are entitled, upon termination or retirement, to their vested portions of the assets held by the trustee. The Company matches contributions made by employees up to a specified limit. The Company contributed $49,116 for the year ended June 30, 2016.

NOTE 12. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various securities transactions.

For securities, these activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company's clearing agreements with broker-dealers for which it provides clearing services indemnify the Company if customers fail to satisfy their contractual obligation.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations which could result in a loss to the Company. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily, and pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company temporarily loans securities to other broker-dealers in connection with its business. The Company receives cash as collateral for the securities loaned. Increases in securities prices may cause the market value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities, the Company may be exposed to the risk of acquiring the securities at

NOTE 12. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK (continued)

prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by requiring credit approvals for counterparties, by monitoring the market value of securities loaned on a daily basis, and by requiring additional cash collateral when necessary. The Company temporarily borrows securities from other broker-dealers in connection with its business. The Company deposits cash as collateral for the securities borrowed. Decreases in securities prices may cause the fair value of the securities borrowed to fall below the amount of cash deposited as collateral. In the event the counterparty to these transactions does not return the cash deposited, the Company may be exposed to the risk of selling the securities at prevailing market prices. The Company controls this risk by requiring credit approvals for counterparties, by monitoring the collateral values on a daily basis, and by requiring collateral to be returned by the counterparties when necessary.

NOTE 13. REGULATORY MATTERS

The Company operates in a highly regulated industry. Applicable laws and regulations restrict permissible activities and investments, and require compliance with financial and customer-related protection. The consequences of noncompliance can include substantial monetary and nonmonetary penalties. In addition, the Company is subject to comprehensive examination and supervision by governmental and self-regulatory agencies. These regulatory agencies have broad discretion to impose restrictions and limitations on the operations of a regulated entity where the agencies determine that such operations are unsound, fail to comply with applicable law, or are otherwise inconsistent with the regulations or the supervisory policies of these agencies

NOTE 14. SHORT-TERM BORROWINGS

The Company had $40 million of secured lines of credit with 2 banks and a $25 million Repurchase Agreement with a bank outstanding at June 30, 2016. The Company had $1,708,000 of borrowings outstanding on the repurchase agreement for the year then ended.

NOTE 15. SUBSEQUENT EVENTS

Subsequent events have been evaluated through September 12, 2016, the date the financial statements were available to be issued, and no events have been identified which require disclosure.